SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                     to
Commission file number 0-25033
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Banc Corporation 401(k) Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Superior Bancorp (f/k/a The Banc Corporation)
17 North Twentieth Street
Birmingham, Alabama 35203

The Banc Corporation 401(k) Plan
Table of Contents
December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm as of December 31, 2005 and 2004 and for the year ended December 31, 2005	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4 - 7
Supplementary Information
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of The Banc Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for plan benefits of The Banc Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Carr, Riggs & Ingram, LLC
Montgomery, Alabama
June 29, 2006

The Banc Corporation 401(k) Plan
Statements of Net Assets Available for Plan Benefits

December 31,	2005	2004

Assets

Investments, at fair value	$6,044,682	$5,423,087
Employer contributions receivable	18,521	287,787
Employee contributions receivable	32,322	—

Net assets available for Plan benefits	$6,095,525	$5,710,874

See accompanying notes to financial statements

The Banc Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2005

Additions
Net appreciation in fair value of investments	$405,394
Company contributions	544,089
Participant contributions	970,648
Dividends	232,170
Interest	3,202
Transfer-in / rollovers	141,939

2,297,442

Deductions
Benefits paid to participants	(1,894,487)
Administrative expenses	(18,304)

(1,912,791)

Net increase	384,651

Net assets available for Plan benefits at beginning of year	5,710,874

Net assets available for Plan benefits at end of year	$6,095,525

See accompanying notes to financial statements

The Banc Corporation 401(k) Plan
Notes to Financial Statements
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Banc Corporation’s (the Company’s) common stock was traded on the Nasdaq Stock Market under the trading symbol “TBNC” (see Note 7) and investments in the Company’s stock were valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the mutual fund investments are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the mutual fund investments are based on quoted redemption values on the last business day of the Plan year as determined by FAS Corp (the Custodian). Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
NOTE 2 – DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which covers employees of the Company who have attained age 21 and are employed as of the enrollment dates of either January 1st or July 1st of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to Internal Revenue limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Banc Corporation 401(k) Plan
Notes to Financial Statements
NOTE 2 – DESCRIPTION OF PLAN (CONTINUED)
Contributions (continued)
Effective January 1, 2005, the Plan became a safe harbor plan under the Internal Revenue Code regulations. Under the new plan description, the employer matching contribution is equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company contributed $544,089 to the Plan in 2005.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. There is immediate vesting of the employer matching contributions made after January 1, 2005. Prior to 2005, vesting in the Company contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant was 100 percent vested after five years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Company’s discretionary matching contributions in accordance with the Plan agreement. During 2005, no forfeitures were used to reduce the Company’s discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The Banc Corporation 401(k) Plan
Notes to Financial Statements
NOTE 2 – DESCRIPTION OF PLAN (CONTINUED)
Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant’s beneficiary or an annuity.
Administrative Expenses
The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.
NOTE 3 – PARTIES-IN-INTEREST TRANSACTIONS
On December 17, 2005 FAS Corp became the custodian and record keeper for the plan’s investments. Previously, State Street Bank and Trust Company was the custodian and Federated Retirement Services was the record keeper. Certain plan investments are units of mutual fund investments managed by Federated Retirement Services (Federated). One of the investment vehicles in the Plan is The Banc Corporation (now Superior Bancorp - see Note 7) common stock. The Company pays for all legal, accounting, and other services on behalf of the Plan.
NOTE 4 – INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed Federated by a letter dated November 19, 2001, that the prototype 401(k) plan used by the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 – INVESTMENTS
During 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

December 31,	2005

The Banc Corporation common stock	$429,222
Mutual fund investments	(23,828)

$405,394

The Banc Corporation 401(k) Plan
Notes to Financial Statements
NOTE 5 – INVESTMENTS (CONTINUED)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2005	2004

Federated Capital Preservation	$1,383,294	$1,433,105
Federated Total Return Bond	952,432	1,342,849
The Banc Corporation common stock	1,851,456	1,028,978
Baron Growth Fund	350,876	229,409
NOTE 6 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 7 – SUBSEQUENT EVENTS
On May 1, 2006, Sterne Agee and Leach Group, Inc. became the custodian for the plan’s investments. FAS Corp remained as the record keeper.
On May 18, 2006, The Banc Corporation changed its corporate name to Superior Bancorp, and its common stock began trading under the NASDAQ symbol SUPR on May 19, 2006.

The Banc Corporation 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan Sponsor EIN: 63-1201350
Plan Number 001

(a)	( b )	( c )	( d )	( e )
	Identity of issue,
	borrower, lessor,
	or similar party	Description of investment	Cost	Current value
*	The Banc Corporation	The Banc Corporation Common Stock	Omitted cost with respect to participant directed transactions under an individual account plan	$1,851,456
*	Federated	Federated Conservative Fund		16,998
*	Federated	Federated Moderate Allocation Fund		36,750
*	Federated	Federated Capital Preservation		1,383,294
*	Federated	Federated GNMA Trust		47,458
*	Federated	Federated Total Return Bond		952,432
*	American Century	American Century Equity Income Advisor Class		104,850
*	Baron Funds	Baron Funds Growth Fund		350,876
*	Constellation Funds	Constellation Funds Small Cap Value		205,276
*	Federated	Federated Group Stock Trust		88,280
*	Federated	Federated Kaufmann Fund		145,022
*	Federated	Federated Capital Appreciation Fund		295,196
*	Federated	Federated Mid-Cap Index Fund		208,794
*	Federated	Federated Max-Cap Index Fund		73,244
*	Janus	Janus Advisor Capital Appreciation Fund		79,908
*	Federated	Federated International Equity Fund		62,321
*	Federated	Federated International Small Company Fund		77,062
*	Participant Loans	Interest rates ranging from 5% to 6%		65,522
*	FAS Corp	Cash		(57)

				$6,044,682

*	Party-in-interest as defined by ERISA
See report of independent registered public accounting firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANC CORPORATION 401(K) PLAN

	By	/s/ Ellen Casey Ellen Casey
Administrator
Dated: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
23-1	Consent of Carr, Riggs & Ingram, LLC